New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401

April 1, 2005

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.  20549-0305

Re:	New World Restaurant Group, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 28, 2004
File No. 0-27148

Dear Ms. Cvrkel:

This letter includes the acknowledgement requested by the Staff of the Securities and Exchange Commission in its letter dated March 23, 2005 to the undersigned (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

In connection with responding to the Staff’s comments, and as requested in the Comment Letter, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has considered the quantitative and qualitative aspects of the matters raised by the Staff in the Comment Letter, and has concluded that the Form 10-K, when filed, was materially accurate as filed.  The Company does not believe that any of the matters raised in the Comment Letter would result in the Form 10-K containing any untrue statement of a material fact or omitting to state a material fact necessary to make any of the statements contained therein materially misleading.

Very truly yours,

/s/ Richard P. Dutkiewicz

Richard P. Dutkiewicz

cc:	Jean Yu
Mashenka Lundberg, Esq.